INFORMATION CIRCULAR
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY, DECEMBER 20, 2007

This information is given as of November 15, 2007 unless otherwise noted.

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of GOLDEN OASIS EXPLORATION CORP. (the “Company”) for use at the Annual General Meeting (the “Meeting”) of the shareholders of the Company, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

APPOINTMENT AND REVOCATION OF PROXIES

In this Information Circular, references to “the Company”, “we” and “our” refer to Golden Oasis Exploration Corp. “Common Shares” means common shares without par value in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are officers and directors of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:

(a)

completing, dating and signing the enclosed Proxy or some other suitable form of proxy and returning it to the Company’s transfer agent, Computershare Investor Services Inc., by fax within North America at 1-866-249-7775, outside North America at (416) 263- 9524, or by mail or by hand to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b)

using a touch-tone phone to transmit voting choices to the toll free number given on the Proxy. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed Proxy form for the toll free number, the holder’s account number and the proxy access number; or

(c)

using the internet through the website of the Company’s transfer agent at www.computershare.com/ca/proxy. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed Proxy form for the holder’s account number and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients. Beneficial Shareholders should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (formerly called “ADP Investor Communication Services”) (“Broadridge”) in the United States and in Canada. Broadridge mails a Voting Instruction Form (VIF) in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the VIF, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a VIF from Broadridge, you cannot use it to vote Common Shares directly at the Meeting - the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the Common Shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your Common Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Common Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Common Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Trust Company of Canada or at the address of the registered office of the Company at Suite 750, 580 Hornby Street, Vancouver, British Columbia, V6C 3B6, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, save and except for those matters pertaining to incentive stock options.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On November 15, 2007, 18,054,471 common shares without par value were issued and outstanding, each share carrying the right to one vote. At a General Meeting of the Company, on a show of hands, every shareholder present in person shall have one vote and, on a poll, every shareholder shall have one vote for each share of which he is the holder.

Only shareholders of record on the close of business on the 15th day of November, 2007, who either personally attend the Meeting or who complete and deliver an Instrument of Proxy in the manner and subject to the provisions set out under the heading “Appointment and Revocation of Proxies” will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Company no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

STATEMENT OF EXECUTIVE COMPENSATION

Executive Officers of the Company

The following table contains information about the compensation paid for services in all capacities to the Company, including compensation paid to or earned by (a) the Company’s chief executive officer (or an individual who acted in a similar capacity) (“CEO”); (b) the Company’s chief financial officer (or an individual who acted in a similar capacity) (“CFO”); (c) each of the three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at July 31, 2007 and whose total salary and bonus exceeds $150,000 during the year ended July 31, 2007; and (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company as of July 31, 2007 (collectively, the “Named Executive Officers”).

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards		Payouts
					Securities
				Other	Under	Restricted		All
	Fiscal			Annual	Options/	Shares or		Other
	Year			Compen-	SARs	Share		Compen-
Name and	Ended	Fees	Bonus	sation	Granted (1)	Units	LTIP	sation
Principal Position	July 31	($)	($)	($)	(#)	($)	Payouts ($)	($)
Robert Eadie	2007	66,000	–	–	–	–	–	–
CEO	2006	62,450	–	–	425,000	–	–	–
	2005	16,050	–	–	–	–	–	–
Richard Kern	2007	–	–	123,131(2)	–	–	–	–
President	2006	–	–	25,417(2)	275,000	–	–	–
	2005	–	–	2,376(2)	–	–	–	–
Gary Arca	2007	52,500	–	–	–	–	–	–
CFO	2006	18,000	–	–	275,000	–	–	–
	2005	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1)	The sum of the number of securities under option granted during each fiscal year, on a non-cumulative basis.
(2)	Payments for geological consulting services made to Richard Kern and to Minquest Inc., a private company of which Mr. Kern is president and a shareholder.

Long Term Incentive Plan (LTIP) Awards

The Company does not have any long term incentive plans and, except as disclosed above, no remuneration payments were made, directly or indirectly, by the Company to its Named Executive Officers during the fiscal year ended July 31, 2007.

An LTIP is “any plan providing compensation intended to motivate performance over a period longer than one fiscal year but does not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale”.

Option and Stock Appreciation Rights (SARs)

The Company has in place a stock option plan for the purpose of attracting and motivating directors, officers, employees and consultants of the Company and advancing the interests of the Company by affording such persons with the opportunity to acquire an equity interest in the Company through rights granted under the plan to purchase shares of the Company. See “Particulars of Other Matters to be Acted Upon – Ratification of Stock Option Plan” below for details relating to the Company’s existing stock option plan.

Option/SAR Grants During the Most Recently Completed Financial Year

During the most recently completed financial year ended July 31, 2007 and subsequent thereto, no options were granted to the Named Executive Officers.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

During the Company’s completed financial year ended July 31, 2007, no options were exercised by the Named Executive Officers. The following table sets forth the value of outstanding options held by the Named Executive Officers as of July 31, 2007. The value of the unexercised in-the-money options at fiscal year end is the difference between the fair market value of the common shares on July 31, 2007, which was $0.43, and the exercise price of the options.

Value of
Unexercised in-the-
			Unexercised Options	Money Options at
			at FY-End	FY-End
		Aggregate Value	(#)	($)
	Securities Acquired	Realized	Exercisable/	Exercisable/
Name	on Exercise	($)	Unexercisable	Unexercisable
Robert Eadie	Nil	Nil	425,000/Nil	8,700/Nil

Richard Kern	Nil	Nil	275,000/Nil	5,250/Nil

Gary Arca	Nil	Nil	275,000/Nil	Nil/Nil

Option and SAR Repricings

There were no repricings of stock options under the stock option plan or otherwise during the Company’s completed financial year ended July 31, 2007.

Defined Benefit or Actuarial Plan

The Company does not have a defined benefit or actuarial plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

Except as otherwise disclosed herein, the Company does not have any employment contracts with any of the Named Executive Officer, and there are no compensatory plans, contracts or arrangements in place with any Named Executive Officers resulting from the resignation, retirement or any other termination of employment of the Named Executive Officers with the Company or from a change in control of the Company or a change in the Named Executive Officers’ responsibilities following a change in control, where the value of such compensation, including periodic payments or installments, exceeds $100,000.

Compensation of Directors

There are no arrangements under which directors were compensated by the Company and its subsidiaries during the most recently completed financial year for their services in their capacity as directors of the Company.

No incentive stock options were granted the directors of the Company (excluding the Name Executive Officers) during the mostly recently completed financial year to July 31, 2007.

CORPORATE GOVERNANCE

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 Corporate Governance Guidelines (“NP 58-201”) were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices.

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. The Canadian Securities Administrators (the “CSA”) have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, the CSA have implemented National Instrument 58-101 Disclosure of Corporate Governance Practices, which prescribes certain disclosure by the Company of its corporate governance practices. This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with NI 58-101.

1.	Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment. Two members of the Board are independent. The independent members of the Board of Directors of the Company are Gary Hawthorn and Peter Barnes. The non-independent directors are Robert Eadie (Chief Executive Officer), Richard Kern (President) and Gary Arca (Chief Financial Officer).

Management has been delegated the responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company’s business in the ordinary course, managing cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The board facilitates its independent supervision over management by reviewing and approving long-term strategic, business and capital plans, material contracts and business transactions, and all debt and equity financing transactions. Through its audit committee, the Board examines the effectiveness of the Company’s internal control processes and management information systems.

2.	Directorships

Robert Eadie, Gary Arca and Gary Hawthorn are also directors of Starcore International Ventures Ltd., which is listed on the Toronto Stock Exchange, and Highland Resources Inc., Cortez Resources Corp. and American Copper Corporation, all of which are listed on the TSX Venture Exchange. In addition, Messrs. Eadie and Arca are directors of Lebon Gold Mines Limited, which is listed on the CNQ.

Mr. Barnes is also a director of Silver Wheaton Corp., which is listed on the New York Stock Exchange and Toronto Stock Exchange, American Copper Corporation, which is listed on the TSX Venture Exchange, and Avanti Mining Inc., which is listed on the CNQ.

Mr. Kerns is also a director of American Copper Corporation, which is listed on the TSX Venture Exchange.

3.	Orientation and Continuing Education

When new directors are appointed, they receive orientation on the Company’s business, current projects and industry and on the responsibilities of directors. Board meetings may also include presentations by the Company’s management and employees to give the directors additional insight into the Company’s business.

4.	Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors’ participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

5.	Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

6.	Other Board Committees

The Board has no committees other than the audit committee.

8.	Assessments

The Board monitors on an ongoing basis the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set out below, no informed person nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company’s last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company other than as disclosed herein.

Richard Kern, President of the Company, is also president and shareholder of Minquest Inc., the company from whom the Company optioned its Toiyabe, Lone Ranch and Empress properties. Regarding the Toiyabe and Lone Ranch properties, in addition to fees paid to Mr. Kern for geological consulting services as set forth in the table on page 4, in the year ended July 31, 2007, 200,000 common shares of the Company were issued to Minquest Inc., at a deemed value of $62,000, and US$60,000 paid to Minquest Inc. as part of the acquisition costs payable pursuant to certain resource property acquisition agreements between the Company and Minquest Inc. Subsequent to July 31, 2007, a further 300,000 common shares were issued, at a deemed value of $102,000, and US$90,000 paid to Minquest Inc. Under the Company’s option agreement on the Empress property, the Company reimbursed Minquest’s acquisition, mapping and sampling costs (a total of US$8,000). The Company can earn a 100% in the Empress property and Minquest will retain a 3% net smelter royalty. See Note 4 of the audited financial statements of the Company for the year ended July 31, 2007 and 2006 filed on the SEDAR website at www.sedar.com for further details on payments to be made to Minquest Inc. in connection with these acquisitions.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Company or any associates or affiliates of the Company are or have been indebted to the Company at any time since the beginning of the last completed financial year of the Company.

MANAGEMENT CONTRACTS

During the Company’s most recently completed financial year ended July 31, 2007, there were no management functions of the Company, which were to any substantial degree performed by a person other than a director or senior officer of the Company.

AUDIT COMMITTEE DISCLOSURE

Audit Committee Charter

1.	Mandate

The audit committee will assist the board of directors (the “Board”) in fulfilling its financial oversight responsibilities. The audit committee will review and consider in consultation with the auditors the financial reporting process, the system of internal control and the audit process. In performing its duties, the committee will maintain effective working relationships with the Board, management, and the external auditors. To effectively perform his or her role, each committee member must obtain an understanding of the principal responsibilities of committee membership as well as the Company’s business, operations and risks.

2.	Composition

The Board will appoint from among their membership an audit committee after each annual general meeting of the shareholders of the Company. The audit committee will consist of a minimum of three directors. A majority of the members of the audit committee must not be officers, employees or control persons of the Company.

3.	Meetings

The audit committee shall meet in accordance with a schedule established each year by the Board, and at other times that the audit committee may determine. The audit committee shall meet at least annually with the Company’s Chief Financial Officer and external auditors in separate executive sessions.

4.	Roles and Responsibilities

The audit committee shall fulfill the following roles and discharge the following responsibilities:

4.1	External Audit

The audit committee shall be directly responsible for overseeing the work of the external auditors in preparing or issuing the auditor’s report, including the resolution of disagreements between management and the external auditors regarding financial reporting and audit scope or procedures. In carrying out this duty, the audit committee shall:

(a)

recommend to the Board the external auditor to be nominated by the shareholders for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company;

(b)	review (by discussion and enquiry) the external auditors’ proposed audit scope and approach;

(c)	review the performance of the external auditors and recommend to the Board the appointment or discharge of the external auditors;

(d)	review and recommend to the Board the compensation to be paid to the external auditors; and

(e)

review and confirm the independence of the external auditors by reviewing the non-audit services provided and the external auditors’ assertion of their independence in accordance with professional standards.

4.2	Internal Control

The audit committee shall consider whether adequate controls are in place over annual and interim financial reporting as well as controls over assets, transactions and the creation of obligations, commitments and liabilities of the Company. In carrying out this duty, the audit committee shall:

(a)	evaluate the adequacy and effectiveness of management’s system of internal controls over the accounting and financial reporting system within the Company; and

(b)	ensure that the external auditors discuss with the audit committee any event or matter which suggests the possibility of fraud, illegal acts or deficiencies in internal controls.

4.3	Financial Reporting

The audit committee shall review the financial statements and financial information prior to its release to the public. In carrying out this duty, the audit committee shall:

General

(a)	review significant accounting and financial reporting issues, especially complex, unusual and related party transactions; and

(b)	review and ensure that the accounting principles selected by management in preparing financial statements are appropriate.

Annual Financial Statements

(c)	review the draft annual financial statements and provide a recommendation to the Board with respect to the approval of the financial statements;

(d)	meet with management and the external auditors to review the financial statements and the results of the audit, including any difficulties encountered; and

(e)	review management’s discussion & analysis respecting the annual reporting period prior to its release to the public.

Interim Financial Statements

(f)	review and approve the interim financial statements prior to their release to the public; and

(g)	review management’s discussion & analysis respecting the interim reporting period prior to its release to the public.

Release of Financial Information

(h)	where reasonably possible, review and approve all public disclosure, including news releases, containing financial information, prior to its release to the public.

4.4	Non-Audit Services

All non-audit services (being services other than services rendered for the audit and review of the financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements) which are proposed to be provided by the external auditors to the Company or any subsidiary of the Company shall be subject to the prior approval of the audit committee.

Delegation of Authority

(a)

The audit committee may delegate to one or more independent members of the audit committee the authority to approve non-audit services, provided that any non-audit services approved in this manner must be presented to the audit committee at its next scheduled meeting.

De-Minimis Non-Audit Services

(b)	The audit committee may satisfy the requirement for the pre-approval of non-audit services if:

(i)

the aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Company and its subsidiaries to the external auditor during the fiscal year in which the services are provided; or

(ii)

the services are brought to the attention of the audit committee and approved, prior to the completion of the audit, by the audit committee or by one or more of its members to whom authority to grant such approvals has been delegated.

Pre-Approval Policies and Procedures

(c)	The audit committee may also satisfy the requirement for the pre-approval of non-audit services by adopting specific policies and procedures for the engagement of non-audit services, if:

	(i)	the pre-approval policies and procedures are detailed as to the particular service;

	(ii)	the audit committee is informed of each non-audit service; and

	(iii)	the procedures do not include delegation of the audit committee's responsibilities to management.

4.5	Other Responsibilities

The audit committee shall:

(a)	establish procedures for the receipt, retention and treatment of complaints received by the company regarding accounting, internal accounting controls, or auditing matters;

(b)	establish procedures for the confidential, anonymous submission by employees of the company of concerns regarding questionable accounting or auditing matters;

(c)	ensure that significant findings and recommendations made by management and external auditor are received and discussed on a timely basis;

(d)	review the policies and procedures in effect for considering officers’ expenses and perquisites;

(e)	perform other oversight functions as requested by the Board; and

(f)	review and update this Charter and receive approval of changes to this Charter from the Board.

4.6	Reporting Responsibilities

The audit committee shall regularly update the Board about committee activities and make appropriate recommendations.

5.	Resources and Authority of the Audit Committee

The audit committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to

(a)	engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b)	set and pay the compensation for any advisors employed by the audit committee; and

(c)	communicate directly with the internal and external auditors.

Composition of the Audit Committee

The following are the members of the Committee:

Robert Eadie	Not independent*	Financially literate*
Richard Kern	Not Independent*	Financially literate*
Gary Hawthorn	Independent*	Financially literate*

* As defined by Multilateral Instrument 52-110, Audit Committees (“MI 52-110”).

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the board of directors of the Company.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completely financial year has the Company relied on the exemption in section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company’s external auditors or accrued by the Company relating to each of the last two fiscal years for audit fees are as follows:

Financial Year			Tax Return
Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2007	$31,600	Nil	Nil	N/A
2006	$12,000(2)	Nil	Nil	N/A

(1)	Interim review by the auditor of quarterly reports pursuant to Securities legislation.
(2)	Estimate.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the share option plan (the “Plan”) which was previously approved by shareholders on December 20, 2006. The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company. The Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The Plan provides that the number of shares issuable under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding shares. All options expire on a date not later than five years after the date of grant of such option.

The following table sets out equity compensation plan information as at the end of the financial year ended July 31, 2007.

Equity Compensation Plan Information

Number of securities
remaining available for
	Number of securities to	Weighted-average exercise	future issuance under
	be issued upon exercise	price of outstanding options,	equity compensation plans
	of outstanding options,	warrants and rights	(excluding securities
Plan Category	warrants and rights		reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by securityholders	1,720,000	$0.50	85,447
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	1,720,000	$0.50	85,447

PARTICULARS OF MATTERS TO BE ACTED UPON

A.	Election of Directors

Management is nominating five (5) individuals to stand for election at the Meeting.

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the shareholders unless that person ceases to be a director before then. In the absence of instructions to the contrary, the shares represented by Proxy will, on a poll, be voted for the nominees herein listed. Management does not contemplate that any of the nominees will be unable to serve as a director.

The following table sets out the names of the persons to be nominated for election as directors, the positions and offices which they presently hold with the Company, their respective principal occupations or employments during the past five years if such nominee is not presently an elected director and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

Name and Residence of Proposed Directors and Present Offices Held	Date Elected or Appointed a Director	Principal Occupation	Number of Shares(2)

Robert Eadie(1) CEO and Director West Vancouver, BC	November 2, 2004	President & CEO of Starcore International Ventures Ltd., a gold and silver producer listed on the Toronto Stock Exchange; director and/or officer of several publicly traded companies listed on the TSX Venture Exchange and CNQ.	1,464,001

Richard Kern(1) President and Director	November 10, 2004	Geologist; President of Minquest Inc., a company which provides mineral exploration services.	1,600,000
Reno, Nevada

Gary Arca CEO and Director Delta, BC	April 28, 2006	CFO of Starcore International Ventures Ltd., listed on the Toronto Stock Exchange; director and/or officer of several publicly traded companies listed on the TSX Venture Exchange and CNQ; partner with Amisano Hanson, Chartered Accountants, January 2002 to December 2005; member of the Canadian Institute of Chartered Accountants and the British Columbia Institute of Chartered Accountants since 1980.	100,000

Peter Barnes Director North Vancouver, BC	June 15, 2005	President & Chief Executive Officer of Silver Wheaton Corp.	600,000

Gary Hawthorn(1) Director North Vancouver, BC	November 10, 2004	Mining Engineer, President of Westcoast Mineral Testing Inc., a private consulting company; director of several publicly traded companies listed on the Toronto Stock Exchange and TSX Venture Exchange.	200,000

(1)	Member of the audit committee.
(2)	Information as to voting shares beneficially owned, not being within the knowledge of the Company, has been furnished by the respective nominees individually.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company except the directors and executive officers of the Company acting solely in such capacity.

No proposed director is, at the date of this Information Circular, or has been, within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity:

(a)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)

was the subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(d)

has, within the 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

All of the proposed nominees, with the exception of Richard Kern, are ordinarily resident in Canada.

The board of directors has not appointed any executive committee, other than the audit committee.

Pursuant to the provisions of the Business Corporations Act of British Columbia, the Company is required to have an Audit Committee which, at the present time, is comprised of Messrs. Eadie, Kern and Hawthorn.

B.	Appointment of Auditor

Shareholders will be asked to vote for the re-appointment of Morgan & Company, Chartered Accountants, of Suite 1488 – 700 West Georgia Street, Vancouver, B.C., V7Y 1A1, as auditor of the Company for the ensuing year, until the close of the next Annual General Meeting of the shareholders at a remuneration to be fixed by the directors. Morgan & Company were first appointed auditors of the Company on September 15, 2006.

C.	Ratification of Stock Option Plan and Repricing of Stock Options

The Company received shareholder approval at its Annual General Meeting held on December 20, 2006 to continue a “rolling” stock option plan (the “Plan”) whereby a maximum of 10% of the issued shares of the Company, from time to time, may be reserved for issuance pursuant to the exercise of options. The Exchange requires listed companies that have “rolling” stock option plans in place to receive shareholder approval to such plan on a yearly basis at the Company’s annual general meeting. Accordingly, the shareholders of the Company will be asked at the Meeting to ratify and approve the Plan, which contains terms identical to the Plan previously approved by shareholders and the Exchange.

The material terms of the Plan are as follows:

1.

The term of any options granted under the Plan will be fixed by the board of directors at the time such options are granted, provided that options will not be permitted to exceed a term of five years (or ten years if the Company is reclassified by the Exchange as a Tier 1 Issuer).

2.

The exercise price of any options granted under the Plan will be determined by the board of directors, in its sole discretion, but shall not be less than the minimum price of options permitted by the Exchange.

3.

No vesting requirements will apply to options granted thereunder other than as required by Exchange policies or as may be determined by the board of directors, in its sole discretion; however, a four-month hold period will apply to all shares issued under each option, commencing from the date of grant.

4.	All options will be non-assignable and non-transferable.

5.

No more than (i) 5% of the issued shares may be granted to any one individual in any 12 month period; and (ii) 2% of the issued shares may be granted to a consultant, or an employee performing investor relations activities, in any 12 month period.

6.

If the option holder ceases to be a director of the Company or ceases to be employed by the Company (other then by reason of death), as the case may be, then the option granted shall expire on no later than the 90th day following the date that the option holder ceases to be a director or ceases to be employed by the Company, subject to the terms and conditions set out in the Plan. However, if the option holder is engaged in investor relations activities the options must expire within 30 days after the option holder ceases to be employed by the Company to provide investor relations activities, in accordance with the policies of the Exchange.

7.

Disinterested shareholder approval must be obtained for (i) any reduction in the exercise price of an outstanding option, if the option holder is an insider; (ii) any grant of options to insiders, within a 12 month period, exceeding 10% of the Company’s issued shares; and (iii) any grant of options to any one individual, within a 12 month period, exceeding 5% of the Company’s issued shares.

8.	Options will be reclassified in the event of any consolidation, subdivision, conversion or exchange of the Company’s common shares.

The Plan is subject to receipt of annual Exchange acceptance to its filing. Shareholders will be asked at the Meeting to consider, and if thought fit, to approve an ordinary resolution ratifying and approving the Company’s existing Plan.

Reference should be made to the full text of the Plan which is available on SEDAR at www.sedar.com and will be made available at the head office of Golden Oasis Exploration Corp., Suite 750, 580 Hornby Street, Vancouver, British Columbia, V6C 3B6, until 3:30 p.m. on the business day immediately preceding the date of the Meeting.

Accordingly, shareholders will be asked to approve the following resolutions:

“BE IT RESOLVED, as an ordinary resolution, that the continuation of the Company’s rolling 10% Stock Option Plan, as described in the Company’s information circular dated November 15, 2007, be and is hereby approved.”

In addition, as noted above, under the terms of the Plan and the policies of the Exchange, the Company must obtain “disinterested shareholder approval” (such that no insider or proposed insider (or their associates) will be entitled to vote on such resolutions) to:

(a)	a decrease in the exercise price of stock options previously granted to insiders;

(b)

if and only if the Company becomes a Tier 1 issuer (as defined by the policies of the Exchange), the issuance to any one optionee, within any 12 month period, of a number of options exceeding 5% of the issued shares; and

(c)	the grant to insiders, within a 12 month period, of a number of options exceeding 10% of the number of issued shares.

Although at no one time will options granted under the plan entitle insiders to purchase more than 10% of the outstanding shares of the Company, the Company may, over the next 12 months, grant stock options to insiders pursuant to the Plan that in aggregate (after taking into account exercises of options and new grants) exceed 10% of the Company’s issued shares. In addition, the Company may determine to renegotiate options granted to insiders, and may, if it becomes a Tier 1 issuer, seek to grant options exceeding 5% of the outstanding shares to one optionee. Accordingly, disinterested shareholders will be asked at the Meeting to pass an ordinary resolution authorizing the directors to implement the above. As of the date of this Information Circular 3,964,001 common shares of the Company are held by insiders and their associates. These shares will be excluded from voting on the resolution. Granting directors the right to issue options in excess of the limitations set out in the plan does not mean that same will occur. Rather it allows the directors the flexibility to undertake the same should the circumstances warrant, without the expense of calling another shareholder meeting to specifically approve each issuance.

In connection with the foregoing, all of the disinterested shareholders of the Company will be asked to approve the following resolution, with or without variation, to authorize the directors of the Company to reprice the stock options previously granted to insiders, to grant to individual optionees, within any 12 month period, a number of shares exceeding 5% of the issued shares of the Company, and to grant to insiders, within a 12 month period, a number of options exceeding 10% of the number of issued shares of the Company:

“BE IT RESOLVED, as an ordinary resolution of the disinterested shareholders of Golden Oasis Exploration Corp. (the “Company”), that in connection with the Company’s stock option plan:

1.

Provided that the Company is listed on Tier 1 of the TSX Venture Exchange, the directors of the Company be and are hereby authorized without further approval to, from time to time, issue to any one optionee, within any 12 month period, a number of shares that may exceed 5% of the issued shares of the Company; and

2.

The directors of the Company be and are hereby authorized without further approval to, from time to time, grant to insiders, within a 12 month period, a number of options exceeding 10% of the number of issued shares.”

OTHER MATTERS

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Instrument of Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting by proxy.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company’s profile on the SEDAR website at www.sedar.com. Financial information relating to Golden Oasis Exploration Corp. is provided in the Company’s comparative financial statements and management discussion and analysis (“MD&A”) for the fiscal year ended July 31, 2007. Shareholders may contact the Company to request copies of the financial statements and MD&A by: (i) mail to Suite 750, 580 Hornby Street, Vancouver, B.C. V6C 3B6 or (ii) fax to (604) 602-4936.

APPROVAL

The content and sending of this Information Circular has been approved by the Company’s board of directors.

DATED at Vancouver, British Columbia, the 15th day of November, 2007.

BY ORDER OF THE BOARD

(sgd.) “Robert Eadie”
Chief Executive Officer